

RITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BD 3/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-18435

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FELT + CO. (Formerly
MCALMONT INVESTMENT COMPANY

Official Use Only

FIRM ID. NO.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
MAR 05 2002
143
WASH., D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
Kinnard Financial Center, 14th Floor
920 Second Avenue South
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan C. Niedfeldt — **612-341-6212**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
4200 Norwest Center 90 South Seventh Street	Minneapolis,	MN	55402

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

06
3/22/02

OATH OR AFFIRMATION

I, Joan C. Niedfeldt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McAlmont Investment Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


BARBARA JEAN LUSSIER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Name: Joan C. Niedfeldt
Title: Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have Existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

MCALMONT INVESTMENT COMPANY

Table of Contents



4200 Norwest Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
McAlmont Investment Company:

We have audited the accompanying statement of financial condition of McAlmont Investment Company (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McAlmont Investment Company as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 11, 2002

MCALMONT INVESTMENT COMPANY

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	6,327
Goodwill, net of accumulated amortization of $6,000		19,000
	$	25,327

Stockholder's Equity

Stockholder's equity:		
Common stock, $1 par value, authorized 1,000 shares; 380 shares issued and outstanding	$	380
Additional paid-in capital		49,865
Accumulated deficit		(24,918)
	$	25,327

See accompanying notes to statement of financial condition.

MCALMONT INVESTMENT COMPANY

Notes to Statement of Financial Condition

December 31, 2001

(1) Business and Summary of Significant Accounting Policies

McAlmont Investment Company (the Company) is a broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers and the Securities Invester Protection Corporation.

Effective December 31, 1995, the Company's principal shareholder sold 380 shares of stock to John E. Feltl for $25,000. The remaining 680 shares held by the principal shareholder were tendered to the Company on the same date in exchange for all assets and assumption of all liabilities of the Company as of that date. This transaction was accounted for under the purchase method of accounting and, accordingly, the cost of the purchase was allocated to the Company.

The following is a summary of significant accounting policies followed by the Company.

(a) Cash

Cash includes only demand deposits.

(b) Goodwill

The Company recorded goodwill related to the purchase of its shares under the provisions of push-down accounting. The Company is amortizing the goodwill over a period of 25 years.

(c) Income Taxes

The Company is a Subchapter S corporation for income tax purposes. Accordingly, no provision (benefit) for income taxes is included in the financial statements, as the Company's earnings (losses) are allocated to the stockholder for inclusion in his individual income tax returns.

(d) Securities Transactions

Securities transactions and related income and expense amounts are accounted for on a settlement-date basis. There would be no material effect on the financial statements if such transactions were recorded on a trade-date basis.

(e) Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the balance sheet date. Actual results could differ from those estimates.

(Continued)

MCALMONT INVESTMENT COMPANY

Notes to Statement of Financial Condition

December 31, 2001

(2) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2001, the Company had no aggregate indebtedness and had net capital of $6,327. Net capital in excess of the minimum required was $1,327.

(3) Rule 15c3–3 Exemption

The Company is exempt from the SEC's Customer Protection Rule 15c3–3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.